Free Writing Prospectus

Dated February 6, 2013

Filed Pursuant to Rule 433(d)

Registration No. 333-174975

Registration No. 333-174975-06

PXING DETAILS $1.045bln CarMax Auto Loan 2013-1

Joint-Leads: J.P. Morgan (struc), Barclays, RBC

Co-Managers: BAML, RBS, Wells

CL$AMT(mm)	WAL	M/S&P	PWIN	E.FIN	L.FIN	PXD	YLD%	CPN	$PX
A1 155.000	0.27	P-1/A-1+	1-6	08/13	02/17/14	0.20%	0.200	0.200	100.00000
A2 350.000	1.10	Aaa/AAA	6-21	11/14	03/15/16	EDSF+10	0.427	0.420	99.99275
A3 332.000	2.45	Aaa/AAA	21-39	05/16	10/16/17	IS+13	0.602	0.600	99.99697
A4 151.048	3.74	Aaa/AAA	39-48	02/17	08/15/18	IS+20	0.896	0.890	99.98408
B 14.630	4.00	Aa2/AA	48-48	02/17	10/15/18	IS+50	1.249	1.240	99.97751
C 27.692	4.00	A2/A	48-48	02/17	12/17/18	IS+80	1.549	1.540	99.98438
D 14.630	4.00	Baa2/BBB	48-48	02/17	08/15/19	IS+125	1.999	1.990	99.99721

TICKER:	CARMX 2013-1

REGISTRATION:	SEC Registered

EXPECTED PXG:	PXD

EXPECTED RATINGS:	Moody’s/S&P

EXPECTED SETTLE:	02/14/13

PXG SPEED:	1.3% ABS with 10% Call

FIRST PAY:	03/15/13

ERISA ELIGIBLE:	Yes

BILL & DELIVER:	J.P. Morgan

MIN DENOMS:	$5K x $1K

CUSIPS	A1 – 14313LAA4 A2 – 14313LAB2 A3 – 14313LAC0 A4 – 14313LAD8 B – 14313LAE6 C – 14313LAF3 D – 14313LAG1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.